Filed by: Exar Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934

Subject Company: hi/fn, inc.

(Commission File No.: 0-24765)

Note: The following is in replacement of the script for Thomas Melendrez for Company Update Regarding Exar’s Signing of a Definitive Agreement to Acquire hi/fn, inc. filed previously pursuant to Rule 425.

COMPANY UPDATE REGARDING EXAR’S SIGNING

OF A DEFINITIVE AGREEMENT

TO ACQUIRE HIFN, INC.

EXAR CORPORATION

Moderator: Thomas Melendrez

February 23, 2009

1:45 pm PST

T. Melendrez:

Thank you, (            ). To our listeners, good afternoon and thank you for joining us for our conference call concerning our earlier announcement regarding the execution of a definitive agreement to acquire Hifn, Inc. Today we’ll discuss with you key considerations in our strategic rationale for this acquisition. If you haven’t already seen the press release, a copy will be posted on both websites of Exar and Hifn today.

Joining me this afternoon is Pete Rodriguez, President and CEO of Exar Corporation, J. Scott Kamsler, CFO and Senior Vice President of Exar Corporation, George Apostol, Chief Technology Officer, and Paul Pickering, Senior Vice President of Marketing.

Pete will discuss the transaction and the strategic rationale for this proposed business combination. We’ll then open the call for questions.

Before turning the call over to them, please note that some of the matters discussed in the teleconference could contain forward-looking statements regarding future events, including any statements regarding the anticipated closing of the acquisition or the economic terms or expected performance of the acquisition, the subsequent integration of operations, employees and business processes, and any anticipated synergies with Hifn or other merger related benefits to Hifn or Exar, our customers, employees, and shareholders, anticipated growth in any of our end markets or our future operating result, and strategic goals or our ability to meet them.

We wish to caution you that such statements are in fact predictions that are subject to risks and uncertainties, and actual events or results may differ materially. The factors that could cause actual results or events to differ materially include but are not limited to our inability to close or a delay in the close of the transaction, including the obtaining of approval of Hifn’s stockholders, failure to successfully integrate assets, employees and processes of the two companies, the actual amount of transaction expenses associated with the acquisition, inability to realize expected synergies with Hifn, and other benefits expected by Exar.

Additional factors that can cause actual results to differ materially from those in the forward-looking statements we make today are included in the joint press release issued today regarding the acquisition, as well as our filings with the SEC, specifically Exar’s most recent Form 10Q filed February 6, 2009, and Hifn’s latest Form 10Q, filed February 6, 2009, each of which can be accessed at www.sec.gov.

Now I’ll turn the call over to Pete.

About the Transaction

The exchange offer described herein has not commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Exar. In connection with the exchange offer, Exar intends to file a registration statement on Form S-4 and a Tender Offer Statement on Schedule TO with the Securities Exchange Commission (the “SEC”) and Hifn intends to file a solicitation/recommendation statement on Schedule 14D-9. Such documents, however, are not currently available. These documents contain important information about the transaction and investors and security holders are urged to read these documents carefully before any decision is made with respect to the exchange offer. Investors and security holders will be able to obtain free copies of the registration statement on Form S-4, Schedule TO, Schedule 14D-9 as well as other filings containing information about Exar and Hifn without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. A free copy of the exchange offer materials, when they become available, may also be obtained from Exar’s website at www.exar.com or from Hifn’s website at www.hifn.com.